News
Release
C$ unless otherwise stated      TSX/NYSE/PSE: MFC   SEHK: 945
August 10, 2022
This earnings news release for Manulife Financial Corporation (“Manulife” or the “Company”) should be read in conjunction with the Company’s Second Quarter 2022 Report to Shareholders, including our unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are available on our website at www.manulife.com/en/investors/results-and-reports. The MD&A and additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (“SEC”) website at http://www.sec.gov.

Manulife reports 2Q22 net income of $1.1 billion, core earnings of $1.6 billion, APE sales of $1.4 billion, and Global Wealth and Asset Management net inflows of $1.7 billion
Today, Manulife announced its second quarter of 2022 (“2Q22”) results. Key highlights include:
◾	Net income attributed to shareholders of $1.1 billion in 2Q22, down $1.6 billion from the second quarter of 2021 (“2Q21”)
◾	Core earnings[1] of $1.6 billion in 2Q22, down 9% on a constant exchange rate basis from 2Q21[2]
◾	LICAT ratio[3] of 137%
◾	Core ROE[4] of 12.1% and ROE of 8.3% in 2Q22
◾	NBV[5] of $511 million in 2Q22, down 9%[5] from 2Q21
◾	APE sales[5] of $1.4 billion in 2Q22, down 1% from 2Q21
◾	Global Wealth and Asset Management (“Global WAM”) net inflows[5] of $1.7 billion in 2Q22, compared with net inflows of $8.6 billion in 2Q21
◾	Expense efficiency ratio[4] of 49.2%, compared with our target of less than 50%, and general expenses decreased 3%[6]
“We delivered solid results, including core earnings of $1.6 billion, despite challenges posed by the macro environment, including the impact of market headwinds in Global WAM and extended COVID-19 restrictions in Asia,” said Manulife President & Chief Executive Officer Roy Gori. “Our global franchise is strong and resilient, as evidenced by double-digit NBV growth in the U.S. and Canada on a combined basis, and core earnings growth in our Canada and U.S. Insurance businesses7, which reduced the impact of market and pandemic related headwinds elsewhere.”
“While our net income for the second quarter was negatively impacted by market volatilities, on a year-to-date basis, we delivered net income attributed to shareholders of $4.1 billion, which was $0.6 billion higher than our

[1]
Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our Second Quarter 2022 Management’s Discussion and Analysis (“2Q22 MD&A”) for additional information.

[2]	Percentage growth / declines in core earnings stated on a constant exchange rate basis is a non-GAAP ratio.
[3]
Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[4]	Core return on common shareholders’ equity (“Core ROE”) and expense efficiency ratio are non-GAAP ratios.
[5]
For more information on new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows, see “Non-GAAP and other financial measures” below. In this news release, percentage growth / declines in NBV and APE sales are stated on a constant exchange rate basis.

[6]	General expenses percentage decline stated on an actual exchange rate basis.
[7]	Canada segment is comprised of the Insurance, Annuities, and Manulife Bank businesses. U.S. segment is comprised of the U.S. Insurance and U.S. Annuities businesses.

August 10, 2022 – Press Release Reporting Second Quarter Results

year-to-date 2021 net income and $0.9 billion higher than our year-to-date 2022 core earnings. The 2022 results are reflective of positive investment-related experience that more than offset the negative direct impact of markets, as well as the one-time gain1 from our U.S. variable annuity reinsurance transaction that closed in the first quarter,” Mr. Gori concluded.
“Expense efficiency continues to be an important strategic priority and we maintained an expense efficiency ratio of less than 50% during the quarter despite topline pressures. This, combined with our in-force business, which grew 7% over the prior year quarter2, and comprises approximately three-quarters of our insurance core earnings, has provided for earnings stability against a backdrop of an uncertain macro environment,” said Phil Witherington, Chief Financial Officer.
“We are committed to delivering value to shareholders, and have repurchased approximately 2% of our common shares so far this year3,” Mr. Witherington continued.
BUSINESS HIGHLIGHTS:
Manulife ranked among Corporate Knights’ 2022 Best 50 Corporate Citizens, which recognizes the rising standard and ambition for corporate sustainability leadership in Canada. In Asia, we became the first life insurer in Vietnam to offer healthcare solutions via the MoMo e-wallet, providing the app’s 31 million users with access to our award-winning Max-Health insurance product. MoMo users can now easily purchase Manulife Vietnam’s Max-Health product in less than one minute through a simple three-step process. In our U.S. segment, we reported the highest ever quarterly sales in our international business. We signed new distributors in the Latin America region and launched a whole life product to support continued sales growth and diversify the business across geographies. In Global WAM, we published our 2022 Manulife Investment Management Stewardship report, detailing our commitment to sustainability as a global investment manager and outlining actions we are taking to address material sustainability risks and opportunities, build more resilient portfolios, and pursue long-term value creation.
In addition, we continued to make progress on our digital journey in 2Q22. In Asia, we enabled our distribution force with an advanced suite of digital tools, with the proportion of new policies sold being digitally submitted reaching 85.5%, an increase of 10 percentage points compared with 2Q21. In Canada, we continued to advance our digital solutions with enhancements to Manulife.ca that included enabling artificial intelligence and natural-language processing capabilities to make searching for product information quick, accurate and intuitive. In the U.S., we enhanced our digital capabilities by launching eDelivery notification of client correspondence to improve preferred producer experience and response to customers. In Global WAM, we launched a new mobile app feature in Canada Retirement that enables members to make additional contributions to their Registered Retirement Savings Plans, providing them with greater control over their financial future.

[1]	Recognized a one-time after-tax gain of $842 million in the first quarter of 2022 (“1Q22”).
[2]	Excludes $63 million (pre-tax) of lost expected profit on in-force relating to the U.S. variable annuity reinsurance transaction that closed in 1Q22.
[3]	As of August 8, 2022, the Company has purchased for cancellation approximately 38 million common shares for $933 million.

August 10, 2022 – Press Release Reporting Second Quarter Results

FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	2Q22	2Q21	2022	2021
Profitability:
Net income attributed to shareholders	$1,086	$2,646	$4,056	$3,429
Core earnings	$1,562	$1,682	$3,114	$3,311
Diluted earnings per common share ($)	$0.53	$1.33	$2.04	$1.71
Diluted core earnings per common share (“Core EPS”) ($)(1)	$0.78	$0.83	$1.55	$1.65
Return on common shareholders’ equity (“ROE”)	8.3%	22.2%	15.7%	14.3%
Core ROE	12.1%	13.9%	12.0%	13.8%
Expense efficiency ratio	49.2%	46.8%	49.6%	47.7%
General expenses	$1,843	$1,892	$3,741	$3,924
Business Performance:
Asia new business value	$337	$399	$677	$876
Canada new business value	$82	$76	$186	$154
U.S. new business value	$92	$75	$161	$119
Total new business value	$511	$550	$1,024	$1,149
Asia APE sales	$838	$950	$1,886	$2,230
Canada APE sales	$361	$274	$724	$629
U.S. APE sales	$209	$191	$408	$341
Total APE sales	$1,408	$1,415	$3,018	$3,200
Global WAM net flows ($ billions)	$1.7	$8.6	$8.6	$10.0
Global WAM gross flows ($ billions)(2)	$33.6	$33.7	$72.1	$73.4
Global WAM assets under management and administration ($ billions)(3)	$744.7	$798.5	$744.7	$798.5
Global WAM total invested assets ($ billions)	$4.0	$4.2	$4.0	$4.2
Global WAM net segregated funds net assets ($ billions)	$213.3	$242.6	$213.3	$242.6
Financial Strength:
MLI’s LICAT ratio	137%	137%	137%	137%
Financial leverage ratio	28.5%	25.9%	28.5%	25.9%
Book value per common share ($)	$25.56	$24.76	$25.56	$24.76
Book value per common share excluding AOCI ($)	$25.49	$22.89	$25.49	$22.89
(1)	This item is a non-GAAP ratio.
(2)	For more information on gross flows, see “Non-GAAP and other financial measures” below.
(3)	This item is a non-GAAP financial measure.
PROFITABILITY:
Reported net income attributed to shareholders of $1.1 billion in 2Q22, down $1.6 billion from 2Q21
The decrease in net income attributed to shareholders was primarily driven by charges from the direct impact of markets (compared with net gains in 2Q21), smaller gains from investment-related experience, and lower core earnings. The charge from the direct impact of markets in 2Q22 was primarily driven by the impact of unfavourable equity market performance and interest rate hedge ineffectiveness due to significant interest rate movements across several markets of differing magnitudes and shape changes. In addition, foreign exchange movements, losses from the sale of available-for-sale (“AFS”) bonds, and losses from non-parallel movements in swap spreads also contributed. Investment-related experience in 2Q22 reflected higher-than-expected returns (including fair value changes) on alternative long-duration assets primarily driven by fair value gains on private equity investments, the favourable impact of fixed income reinvestment activities, and favourable credit experience.
Delivered core earnings of $1.6 billion in 2Q22, a decrease of 9% compared with 2Q21
The decrease in core earnings was driven by the unfavourable impact of markets on seed money investments in new segregated and mutual funds (compared with gains in 2Q21) in Corporate and Other and on net fee income in Global WAM. In addition, core earnings were also impacted by lower new business gains across our insurance segments, lower in-force earnings in U.S. Annuities due to the variable annuity reinsurance transaction that closed in 1Q22, and lower fee spread in Global WAM. These items were partially offset by in-force business growth in

August 10, 2022 – Press Release Reporting Second Quarter Results

Asia, U.S. Insurance and Canada, higher yields on fixed income investments and gains on AFS equities in Corporate and Other, and improved policyholder experience in the U.S.
ANNUAL REVIEW OF ACTUARIAL METHODS AND ASSUMPTIONS IN THE THIRD QUARTER OF 2022 (“3Q22”)1:
In 3Q22, we will complete our annual review of actuarial methods and assumptions. The review includes a comprehensive study of our U.S. long-term care (“LTC”) experience and, although work is still ongoing, preliminary indications suggest that the net impact to net income attributed to shareholders in 3Q22 will be approximately neutral in total and for LTC; however, there could be variability in this outcome. The LTC review includes all aspects of assumptions on claims and future premium rate increases. Other assumptions being reviewed this year include mortality and certain lapse assumptions for Canada life insurance, as well as lapse and mortality assumptions for certain Asia markets.
BUSINESS PERFORMANCE:
New business value (“NBV”) of $511 million in 2Q22, a decrease of 9% compared with 2Q21
In Asia, NBV decreased 17% reflecting lower sales in Hong Kong, Japan corporate owned life insurance (“COLI”) and Asia Other2, as well as unfavourable product mix in Asia Other, partially offset by higher individual protection and other wealth sales in Japan. In Canada, NBV increased 8% from 2Q21, driven by higher volumes in large-case group insurance, partially offset by less favourable business mix in Insurance. In the U.S., NBV increased 18% from 2Q21, driven by improved margins due to product actions, higher international sales volumes, and higher interest rates.
Annualized premium equivalent (“APE”) sales of $1.4 billion in 2Q22, a decrease of 1% compared with 2Q21
In Asia, APE sales decreased 12%, reflecting continued adverse impacts from COVID-19 in Hong Kong, lower COLI product sales in Japan, and lower sales in Asia Other. In Hong Kong, APE sales decreased 32% driven by the continued effect of COVID-19 in Hong Kong and tighter containment measures in Macau during the quarter. In Japan, APE sales decreased 15% as a result of lower COLI product sales, partially offset by higher individual protection and other wealth sales. Asia Other APE sales decreased 3%, reflecting lower agency sales in Vietnam, mainland China and Indonesia, partially offset by higher bancassurance sales in Singapore, Vietnam and mainland China. In Canada, APE sales increased 32%, primarily driven by higher large-case group insurance and individual insurance par sales, partially offset by lower segregated fund sales. In the U.S., APE sales increased 6%, primarily due to strong international sales, which are reported as part of the U.S. segment results. This increase was partially offset by lower sales of domestic protection-oriented insurance products, as the impact of higher inflation on household discretionary spending reduced demand. APE sales of products with the John Hancock Vitality PLUS feature increased 13% compared with the prior year quarter, reflecting greater consumer interest in improving baseline health due to the impact of COVID-19, making our Vitality feature a desirable solution in the current environment.
Reported Global Wealth and Asset Management net inflows of $1.7 billion in 2Q22, compared with 2Q21 net inflows of $8.6 billion
Net inflows in Retirement were $1.0 billion in 2Q22 compared with net outflows of $0.6 billion in 2Q21, driven by growth in member contributions and lower plan redemptions. Net outflows in Retail were $1.9 billion in 2Q22 compared with net inflows of $7.3 billion in 2Q21, reflecting higher mutual fund redemption rates and lower gross flows due to decreased investor demand amid equity market declines and higher interest rates. Net inflows in Institutional Asset Management were $2.5 billion in 2Q22 compared with net inflows of $1.9 billion in 2Q21, driven by a $1.9 billion sale of an equity mandate, partially offset by the non-recurrence of a $1.0 billion sale to an existing client in the prior year.

[1]	See “Caution regarding forward-looking statements” below.
[2]	Asia Other excludes Hong Kong and Japan.

August 10, 2022 – Press Release Reporting Second Quarter Results

QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Second Quarter 2022 Earnings Results Conference Call at 8:00 a.m. ET on August 11, 2022. For local and international locations, please call 416-340-2217 or toll free, North America 1-800-806-5484 (Passcode: 5329622#). Please call in 15 minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on August 11, 2022 through November 3, 2022 by calling 905-694-9451 or 1-800-408-3053 (Passcode: 1177427#).
The conference call will also be webcast through Manulife’s website at 8:00 a.m. ET on August 11, 2022. You may access the webcast at: manulife.com/en/investors/results-and-reports. An archived version of the webcast will be available on the website following the call at the same URL as above.

The Second Quarter 2022 Statistical Information Package is also available on the Manulife website at: www.manulife.com/en/investors/results-and-reports.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

August 10, 2022 – Press Release Reporting Second Quarter Results

EARNINGS:
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:
	Quarterly Results			YTD Results
($ millions)	2Q22	1Q22	2Q21	2022	2021
Core earnings
Asia	$513	$537	$526	$1,050	$1,096
Canada	345	314	318	659	582
U.S.	456	486	478	942	979
Global Wealth and Asset Management	305	324	356	629	668
Corporate and Other (excluding core investment gains)	(157)	(209)	(96)	(366)	(214)
Core investment gains(1)	100	100	100	200	200
Total core earnings	$1,562	$1,552	$1,682	$3,114	$3,311
Items excluded from core earnings:(1) Investment-related experience outside of core earnings	591	558	739	1,149	816
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(1,067)	97	217	(970)	(618)
Restructuring charge	-	-	-	-	(115)
Reinsurance transaction, tax-related items and other	-	763	8	763	35
Net income attributed to shareholders	$1,086	$2,970	$2,646	$4,056	$3,429
(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
NON-GAAP AND OTHER FINANCIAL MEASURES:
The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core general expenses; and assets under management and administration (“AUMA”).
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; and percentage growth/decline on a constant exchange rate basis in any of the above non-GAAP financial measures.
Other specified financial measures include assets under administration; NBV; APE sales; gross flows; net flows; and percentage growth/decline in such other financial measures.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 2Q22 MD&A, which is incorporated by reference.

August 10, 2022 – Press Release Reporting Second Quarter Results

Reconciliation of core earnings to net income attributed to shareholders

			2Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$216	$224	$1,010	$362	$(555)	$1,257
Income tax (expense) recovery
Core earnings	(74)	(119)	(92)	(57)	4	(338)
Items excluded from core earnings	44	64	(82)	-	54	80
Income tax (expense) recovery	(30)	(55)	(174)	(57)	58	(258)
Net income (post-tax)	186	169	836	305	(497)	999
Less: Net income (post-tax) attributed to
Non-controlling interests	(11)	-	-	-	-	(11)
Participating policyholders	(164)	84	4	-	-	(76)
Net income (loss) attributed to shareholders (post-tax)	361	85	832	305	(497)	1,086
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	80	86	591	-	(166)	591
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(232)	(346)	(215)	-	(274)	(1,067)
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	-	-	-	-	-	-
Core earnings (post-tax)	$513	$345	$456	$305	$(57)	$1,562
Income tax on core earnings (see above)	74	119	92	57	(4)	338
Core earnings (pre-tax)	$587	$464	$548	$362	$(61)	$1,900

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis

			2Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$513	$345	$456	$305	$(57)	$1,562
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$513	$345	$456	$305	$(57)	$1,562
Income tax on core earnings, CER basis(2)	74	119	92	57	(4)	338
Core earnings, CER basis (pre-tax)	$587	$464	$548	$362	$(61)	$1,900

(1)	The impact of updating foreign exchange rates to that which was used in 2Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q22.

August 10, 2022 – Press Release Reporting Second Quarter Results

Reconciliation of core earnings to net income attributed to shareholders

			1Q22
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$681	$880	$2,577	$386	$(813)	$3,711
Income tax (expense) recovery
Core earnings	(74)	(110)	(105)	(61)	26	(324)
Items excluded from core earnings	(11)	(115)	(405)	-	46	(485)
Income tax (expense) recovery	(85)	(225)	(510)	(61)	72	(809)
Net income (post-tax)	596	655	2,067	325	(741)	2,902
Less: Net income (post-tax) attributed to
Non-controlling interests	20	-	-	1	-	21
Participating policyholders	(197)	108	-	-	-	(89)
Net income (loss) attributed to shareholders (post-tax)	773	547	2,067	324	(741)	2,970
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	64	53	527	-	(86)	558
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	180	180	212	-	(475)	97
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(8)	-	842	-	(71)	763
Core earnings (post-tax)	$537	$314	$486	$324	$(109)	$1,552
Income tax on core earnings (see above)	74	110	105	61	(26)	324
Core earnings (pre-tax)	$611	$424	$591	$385	$(135)	$1,876

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis

			1Q22
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$537	$314	$486	$324	$(109)	$1,552
CER adjustment(1)	(10)	-	4	1	-	(5)
Core earnings, CER basis (post-tax)	$527	$314	$490	$325	$(109)	$1,547
Income tax on core earnings, CER basis(2)	72	110	106	61	(26)	323
Core earnings, CER basis (pre-tax)	$599	$424	$596	$386	$(135)	$1,870

(1)	The impact of updating foreign exchange rates to that which was used in 2Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q22.

August 10, 2022 – Press Release Reporting Second Quarter Results

Reconciliation of core earnings to net income attributed to shareholders

			2Q21
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$736	$1,031	$986	$419	$120	$3,292
Income tax (expense) recovery
Core earnings	(78)	(112)	(106)	(64)	6	(354)
Items excluded from core earnings	(22)	(107)	(83)	1	(45)	(256)
Income tax (expense) recovery	(100)	(219)	(189)	(63)	(39)	(610)
Net income (post-tax)	636	812	797	356	81	2,682
Less: Net income (post-tax) attributed to
Non-controlling interests	84	-	-	-	-	84
Participating policyholders	(81)	29	4	-	-	(48)
Net income (loss) attributed to shareholders (post-tax)	633	783	793	356	81	2,646
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	121	207	506	-	(95)	739
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(22)	258	(191)	-	172	217
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	8	-	-	-	-	8
Core earnings (post-tax)	$526	$318	$478	$356	$4	$1,682
Income tax on core earnings (see above)	78	112	106	64	(6)	354
Core earnings (pre-tax)	$604	$430	$584	$420	$(2)	$2,036

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis

			2Q21
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$526	$318	$478	$356	$4	$1,682
CER adjustment(1)	1	-	19	9	1	30
Core earnings, CER basis (post-tax)	$527	$318	$497	$365	$5	$1,712
Income tax on core earnings, CER basis(2)	80	111	109	65	(5)	360
Core earnings, CER basis (pre-tax)	$607	$429	$606	$430	$-	$2,072

(1)	The impact of updating foreign exchange rates to that which was used in 2Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q22.

August 10, 2022 – Press Release Reporting Second Quarter Results

Reconciliation of core earnings to net income attributed to shareholders

	YTD 2022
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$897	$1,104	$3,587	$748	$(1,368)	$4,968
Income tax (expense) recovery
Core earnings	(148)	(229)	(197)	(118)	30	(662)
Items excluded from core earnings	33	(51)	(487)	-	100	(405)
Income tax (expense) recovery	(115)	(280)	(684)	(118)	130	(1,067)
Net income (post-tax)	782	824	2,903	630	(1,238)	3,901
Less: Net income (post-tax) attributed to
Non-controlling interests	9	-	-	1	-	10
Participating policyholders	(361)	192	4	-	-	(165)
Net income (loss) attributed to shareholders (post-tax)	1,134	632	2,899	629	(1,238)	4,056
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	144	139	1,118	-	(252)	1,149
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(52)	(166)	(3)	-	(749)	(970)
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(8)	-	842	-	(71)	763
Core earnings (post-tax)	$1,050	$659	$942	$629	$(166)	$3,114
Income tax on core earnings (see above)	148	229	197	118	(30)	662
Core earnings (pre-tax)	$1,198	$888	$1,139	$747	$(196)	$3,776

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis

	YTD 2022
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,050	$659	$942	$629	$(166)	$3,114
CER adjustment(1)	(10)	-	4	1	-	(5)
Core earnings, CER basis (post-tax)	$1,040	$659	$946	$630	$(166)	$3,109
Income tax on core earnings, CER basis(2)	146	229	198	118	(30)	661
Core earnings, CER basis (pre-tax)	$1,186	$888	$1,144	$748	$(196)	$3,770

(1)	The impact of updating foreign exchange rates to that which was used in 2Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q22.

August 10, 2022 – Press Release Reporting Second Quarter Results

Reconciliation of core earnings to net income attributed to shareholders

	YTD 2021
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$1,854	$1,086	$1,070	$785	$(631)	$4,164
Income tax (expense) recovery
Core earnings	(202)	(203)	(222)	(116)	23	(720)
Items excluded from core earnings	(76)	1	52	-	126	103
Income tax (expense) recovery	(278)	(202)	(170)	(116)	149	(617)
Net income (post-tax)	1,576	884	900	669	(482)	3,547
Less: Net income (post-tax) attributed to
Non-controlling interests	174	-	-	1	-	175
Participating policyholders	(188)	120	11	-	-	(57)
Net income (loss) attributed to shareholders (post-tax)	1,590	764	889	668	(482)	3,429
Less: Items excluded from core earnings(1)
Investment-related experience outside of core earnings	193	142	666	-	(185)	816
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	266	40	(756)	-	(168)	(618)
Change in actuarial methods and assumptions	-	-	-	-	-	-
Restructuring charge	-	-	-	-	(115)	(115)
Reinsurance transactions, tax related items and other	35	-	-	-	-	35
Core earnings (post-tax)	$1,096	$582	$979	$668	$(14)	$3,311
Income tax on core earnings (see above)	202	203	222	116	(23)	720
Core earnings (pre-tax)	$1,298	$785	$1,201	$784	$(37)	$4,031

(1)	These items are disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline.
Core earnings, CER basis

	YTD 2021
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,096	$582	$979	$668	$(14)	$3,311
CER adjustment(1)	(18)	-	23	10	1	16
Core earnings, CER basis (post-tax)	$1,078	$582	$1,002	$678	$(13)	$3,327
Income tax on core earnings, CER basis(2)	200	202	227	117	(23)	723
Core earnings, CER basis (pre-tax)	$1,278	$784	$1,229	$795	$(36)	$4,050

(1)	The impact of updating foreign exchange rates to that which was used in 2Q22.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q22.

August 10, 2022 – Press Release Reporting Second Quarter Results

Core earnings available to common shareholders
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	2Q22	1Q22	4Q21	3Q21	2Q21	2022	2021	2021
Core earnings	$1,562	$1,552	$1,708	$1,517	$1,682	$3,114	$3,311	$6,536
Less: Preferred share dividends	(60)	(52)	(71)	(37)	(64)	(112)	(107)	(215)
Core earnings available to common shareholders	1,502	1,500	1,637	1,480	1,618	3,002	3,204	6,321
CER adjustment(1)	-	(5)	2	(5)	30	(5)	16	13
Core earnings available to common shareholders, CER basis	$1,502	$1,495	$1,639	$1,475	$1,648	$2,997	$3,220	$6,334

(1)	The impact of updating foreign exchange rates to that which was used in 2Q22.
Core ROE
($ millions, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	2Q22	1Q22	4Q21	3Q21	2Q21	2022	2021	2021
Core earnings available to common shareholders	$1,502	$1,500	$1,637	$1,480	$1,618	$3,002	$3,204	$6,321
Annualized core earnings available to common shareholders	$6,022	$6,085	$6,483	$5,874	$6,485	$6,053	$6,460	$6,321
Average common shareholders’ equity (see below)	$49,814	$51,407	$51,049	$49,075	$46,757	$50,611	$46,865	$48,463
Core ROE (annualized) (%)	12.1%	11.8%	12.7%	12.0%	13.9%	12.0%	13.8%	13.0%
Average common shareholders’ equity
Total shareholders' and other equity	$55,500	$56,457	$58,408	$55,457	$53,466	$55,500	$53,466	$58,408
Less: Preferred shares and other equity	(6,660)	(5,670)	(6,381)	(5,387)	(5,387)	(6,660)	(5,387)	(6,381)
Common shareholders' equity	$48,840	$50,787	$52,027	$50,070	$48,079	$48,840	$48,079	$52,027
Average common shareholders’ equity	$49,814	$51,407	$51,049	$49,075	$46,757	$50,611	$46,865	$48,463

Core EPS
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	2Q22	1Q22	4Q21	3Q21	2Q21	2022	2021	2021
Core EPS
Core earnings available to common shareholders	$1,502	$1,500	$1,637	$1,480	$1,618	$3,002	$3,204	$6,321
Diluted weighted average common shares outstanding (millions)	1,924	1,942	1,946	1,946	1,946	1,933	1,946	1,946
Core earnings per share	$0.78	$0.77	$0.84	$0.76	$0.83	$1.55	$1.65	$3.25
Core EPS, CER basis
Core earnings available to common shareholders, CER basis	$1,502	$1,495	$1,639	$1,475	$1,648	$2,997	$3,220	$6,334
Diluted weighted average common shares outstanding (millions)	1,924	1,942	1,946	1,946	1,946	1,933	1,946	1,946
Core earnings per share, CER basis	$0.78	$0.77	$0.84	$0.76	$0.85	$1.55	$1.65	$3.25

August 10, 2022 – Press Release Reporting Second Quarter Results

Global WAM AUMA reconciliation
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
As at	June 30, 2022	March 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021
Total invested assets	$402,329	$409,401	$427,098	$419,087	$405,209
Less: Non Global WAM total invested assets	398,362	405,933	422,640	414,754	400,998
Total Invested Assets – Global WAM	3,967	3,468	4,458	4,333	4,211
Total segregated funds net assets	$334,903	$371,928	$399,788	$387,799	$383,845
Less: Non Global WAM total segregated funds net assets	121,624	135,314	147,221	143,248	141,227
Total Segregated funds net assets – Global WAM	213,279	236,614	252,567	244,551	242,618
Global WAM total invested assets and segregated funds net assets	$217,246	$240,082	$257,025	$248,884	$246,829
Global WAM AUMA
Total Invested Assets	$3,967	$3,468	$4,458	$4,333	$4,211
Segregated funds net assets
Segregated funds net assets - Institutional	4,098	4,338	4,470	4,400	4,229
Segregated funds net assets - Other	209,181	232,276	248,097	240,151	238,389
Total	213,279	236,614	252,567	244,551	242,618
Mutual funds	250,445	274,665	290,863	277,421	265,110
Institutional asset management(1)	100,205	101,105	106,407	103,732	99,983
Other funds	12,110	13,269	14,001	12,562	12,232
Total Global WAM AUM	580,006	629,121	668,296	642,599	624,154
Assets under administration	164,697	178,843	187,631	181,013	174,376
Total Global WAM AUMA	$744,703	$807,964	$855,927	$823,612	$798,530

Total Global WAM AUMA	$744,703	$807,964	$855,927	$823,612	$798,530
CER adjustment(2)	-	15,962	6,878	3,490	19,372
Total Global WAM AUMA, CER basis	$744,703	$823,926	$862,805	$827,102	$817,902
(1)	Institutional asset management excludes Institutional segregated funds net assets.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q22.

August 10, 2022 – Press Release Reporting Second Quarter Results

Expense efficiency ratio
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)
	Quarterly Results					YTD Results		Full Year Results
	2Q22	1Q22	4Q21	3Q21	2Q21	2022	2021	2021
Expense Efficiency Ratio
Core general expenses	$1,843	$1,877	$1,973	$1,904	$1,794	$3,720	$3,676	$7,553
Core earnings (pre-tax)	1,900	1,876	2,054	1,811	2,036	3,776	4,031	7,896
Total - Core earnings (pre-tax) and Core general expenses	$3,743	$3,753	$4,027	$3,715	$3,830	$7,496	$7,707	$15,449
Expense Efficiency Ratio	49.2%	50.0%	49.0%	51.3%	46.8%	49.6%	47.7%	48.9%
Core general expenses
General expenses - Financial Statements	$1,843	$1,898	$2,000	$1,904	$1,892	$3,741	$3,924	$7,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	-	-	-	-	-	150	150
Integration and acquisition	-	8	-	-	-	8	-	-
Legal provisions and Other expenses	-	13	27	-	98	13	98	125
Total	$-	$21	$27	$-	$98	$21	$248	$275
Core general expenses	$1,843	$1,877	$1,973	$1,904	$1,794	$3,720	$3,676	$7,553
Core general expenses	$1,843	$1,877	$1,973	$1,904	$1,794	$3,720	$3,676	$7,553
CER adjustment(1)	-	(11)	(7)	(11)	17	(11)	(9)	(26)
Core general expenses, CER basis	$1,843	$1,866	$1,966	$1,893	$1,811	$3,709	$3,667	$7,527

(1)	The impact of updating foreign exchange rates to that which was used in 2Q22.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS:
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the estimated impact of our annual review of actuarial methods and assumptions and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades

August 10, 2022 – Press Release Reporting Second Quarter Results

in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

August 10, 2022 – Press Release Reporting Second Quarter Results